September 23, 2025

Shahan Ohanessian
Chief Executive Officer
VenHub Global, Inc.
518 S. Fair Oaks Ave
Pasadena, CA

       Re: VenHub Global, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 9, 2025
           CIK No. 0001972234
Dear Shahan Ohanessian:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2025 letter.

Amendment No. 1 to Draft Registration Statement submitted September 9, 2025 Table of Contents, page i

1. Your section entitled "Selling Shareholders" is not listed in your Table of
       Contents. Please revise accordingly.
Prospectus Summary, page 1

2. We note your response to prior comment 4. Please revise to clarify the current status of your stores' ability to use AI to tailor its offerings to customers.
3. We note your response to prior comment 5 but do not see any corresponding changes to the filing. You disclose that you intend to rely primarily on debt financing to
 September 23, 2025
Page 2

       supplement cash flows generated by services. This does not appear to be consistent with your disclosure on pages F-8 and F-29 that you intend to fund your operations with funding from a crowdfunding campaign. Please revise or advise. Summary Financial Information, page 2

4. We note your response to prior comment 6. It appears that there are still amounts presented on page 2 that are inconsistent with those presented in your annual and interim financial statements, including (but not limited to) loss from operations and net loss for the six months ended June 30, 2025, interest expense for the year ended
       December 31, 2024 and cash and cash equivalents as of June 30, 2025. Please revise throughout as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended June 30, 2025 and June 30, 2024, page 48

5. For the two stores opened in 2025 (North Hollywood and Glendale), please tell us how you accounted for SaaS contracts during the three and six months ended June 30,
       2025. We note your discussion of monthly SaaS fees on pages 71 and F-11 and on your website.
For the six months ended June 30, 2025 and 2024, page 50

6. Please revise your discussion of revenue to more clearly describe and quantify, where possible, changes associated with each product line (for example, sale of physical
       Smart Stores separate from product sales at your company-owned store). Refer to
       Items 303(b) and (c) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 62

7.     We note your response to prior comment 24 and reissue in part. Please revise to
       disclose any persons who beneficially own five percent or more of any of your voting securities. Refer to Item 403(a) of Regulation S-K. In addition, revise to include the holdings of SSO, LLC in the aggregate beneficial ownership of Shahan Ohanessian and Shoushana Ohanessian. Please also disclose the number of shares outstanding for the purposes of calculating beneficial ownership percentages. Finally, the column
       labeled    Amount and nature of beneficial ownership once trading
commences
       indicates that none of your officers or directors will sell any shares of common stock as part of this offering. Please revise to ensure the disclosure is consistent with the
       Selling Shareholders disclosure.
Certain Relationships and Related Transactions, page 63

8. We note that, in August 2025, you entered into new executive employment agreements with your CEO and President that will go into effect upon effectiveness of
       this registration statement. Please revise your subsequent event footnote on page F-22 to disclose the material terms of these agreements. Please also revise your future outlook discussion on page 47 to quantify, if possible, the impact that these agreements are expected to have on your liquidity and results of operations in future periods. We note disclosure on page 23 that the agreements contain guaranteed annual cash bonuses of $3.2 million. Refer to Item 303(b)(2) of Regulation S-K. September 23, 2025
Page 3

9. Please tell us whether you intend to file the employment agreement with your named executive officers pursuant to Item 601(b)(10)(iii)(A) of Regulation
S-K.
10. We note your response to prior comment 25. Please reconcile your disclosure under this section with your disclosure in Note 5 to the financial statements ("related party stock purchase agreements").
Experts, page 64

11. Please fully comply with the disclosure requirements of Item 304 of Regulation S-K.
       In this regard, pursuant to Item 304(a)(3) of Regulation S-K, you should file as an exhibit to your Form S-1 a letter from your former accountant addressed to the
       Commission stating whether it agrees with the statements made in response to Item
       304(a). Refer to Item 11(i) of Form S-1.
Business of VenHub and Certain Information about VenHub
Sales and Marketing, page 70

12. To help us better understand your Smart Store arrangements, please revise to address the following:
           Explain the circumstances, if any, under which a customer would be permitted to purchase a Smart Store without also entering into contracts for the purchase of
           SaaS, maintenance and support, or licensing fees for intellectual property.
           Describe the material terms of your contracts with customers for SaaS, maintenance and support and licensing fees including cost, duration, as well as the material rights and obligations of both you and your customer. Clarify the extent to which you sell licenses, SaaS, and maintenance and support
           services to customers that do not have a Smart Store.
Conversions and Deposits, page 72

13. We note your response to prior comment 28. Please revise to clarify the extent to which $65,500 in deposits as of June 30, 2025 represents non-refundable amounts received in connection with Final Sales Agreements as compared to refundable amounts received in connection with Preorder/Reservation Agreements. Condensed Consolidated Financial Statements
Condensed Consolidated Statement of Operations, page F-4

14. We note your response to prior comment 32 and the related revisions to your filing.
       As previously requested, please revise the column headings throughout your interim financial statements to clearly distinguish between audited and interim periods.
 September 23, 2025
Page 4
Revenue Recognition, page F-11

15. We note your response to prior comment 38. Throughout the filing, you describe your
       Smart Stores as "fully autonomous" and "robotic-operated" convenience stores that integrate artificial intelligence and smart inventory management systems to provide seamless retail experiences. Please provide us with a detailed analysis explaining how you considered all of the factors in ASC 606-10-25-19 through 25-22 in determining that the physical Smart Store and SaaS are both capable of being distinct
       and are distinct within the context of the contract.
Related Party Transactions, page F-16

16. We note your response to prior comment 40 and your revisions on page 63. Please clearly disclose in your financial statement footnotes that the CEO and President of the Company are married to each other. Refer to ASC 850-10-50-1 and revise accordingly.
Recent Sales of Unregistered Securities, page II-1

17. We note your response to prior comment 47 but note that your disclosure did not address the entirety of the comment. Please provide all the information required by
       Item 701 of Regulation S-K for all securities sold by the company within the past three years that were not registered under the Securities Act, including the date(s) of sale, the title and the dollar amount of securities sold in reliance on Regulation
       Crowdfunding. Please also ensure that you include the units sold on June 27, 2025;
       convertible notes executed on August 16, 2024, December 2, 2024 and February 14,
       2025; and any other securities sold in the past three years.
General

18. Your disclosure regarding when the Series A Preferred Stock will convert into shares of common stock is still inconsistent throughout the filing. For example, you disclose
       on the cover that the Series A Preferred Stock will convert    upon
Nasdaq listing,    but
       disclose on page 17 states that they will convert "on or about September 30, 2025."
       Please revise or advise.
19. We note your response to prior comment 50 and reissue in part. Please disclose the percentage that shares held by selling shareholders represents of all restricted shares outstanding and the number of shares not being registered that may be freely sold upon effectiveness of the registration statement.
20. We reissue prior comment 51. We note that you have applied to list your shares on the
       Nasdaq Global Market. Please tell us the direct listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. For example, if you plan to conduct a reverse stock split contemporaneously with this offering, you should include disclosure highlighting this anticipated step and the possible negative effects to shareholders of doing so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.
 September 23, 2025
Page 5

        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   William Eilers